                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D
                                 (Rule 13d-1)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 8)

                      Corrections Corporation of America
                 (formerly known as Prison Realty Trust, Inc.)
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   2205Y407
                          --------------------------
                                (CUSIP Number)

                                   COPY TO:
   Bernard Carton                                     Howard K. Fuguet, Esq.
   Sodexho Alliance S.A.                              Ropes & Gray
   3, avenue Newton                                   One International Place
   78180 Montigny-le-Bretonneux  FRANCE               Boston, MA  02110
--------------------------------------------------------------------------------
                                                      (617) 951-7292

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 16, 2001
        ---------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]
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                                 SCHEDULE 13D

--------------------                                         -------------------
CUSIP NO. 2205Y407                                            Page 2 of 9 Pages
--------------------                                         -------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Sodexho Alliance, S.A.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N/A (See Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      France
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,629,970 shares (see Item 5(a))
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             N/A
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,629,970 shares (see Item 5(a))
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          N/A
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,629,970 shares (see Item 5(a))
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13
      6.5% (see Item 5(a))
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D

                                Amendment No. 8

     Reference is made to the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on July 1, 1994, as amended by Amendment No. 1 filed on October 19, 1994, Amendment No. 2 filed on November 3, 1994, Amendment No. 3 filed on July 7, 1995, Amendment No. 4 filed on August 4, 1995, Amendment No. 5 filed on December 20, 1995, Amendment No. 6 filed on April 18, 1996, and Amendment No. 7 filed on October 16, 2000, which Statement is further amended and supplemented by this Amendment No. 8.

     This Amendment No. 8 updates and/or restates information in Items 1, 2, 3, 4, 5, 6 and 7.


Item 1.  Security and Issuer.
         -------------------

     Item 1 is hereby restated in its entirety as follows:

     This Statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Corrections Corporation of America, a Maryland corporation (formerly known as Prison Realty Trust, Inc.) (the "Issuer"or "CCA"), which has its principal executive offices at 10 Burton Hills Boulevard, Nashville, Tennessee 37215.


Item 2.  Identity and Background.
         -----------------------

     Item 2 is hereby amended and restated in its entirety to read as follows:

     This Statement is filed by Sodexho Alliance S.A., a French corporation ("Sodexho"). Bellon S.A., a privately held French corporation, is the beneficial owner of approximately 40.5% of Sodexho. Pierre Felix Etienne Bellon, a French citizen, is the beneficial owner, with members of his family, of approximately 54.9% of Bellon S.A.

     The principal executive offices of Sodexho are located at 3 avenue Newton, 78180 Montigny-le-Bretonneux, France. Sodexho, directly and through its subsidiaries and affiliates, in 70 countries provides contract food and management services, remote site management services, leisure services and privatized correctional facilities management services, and also engages in the issuance of service vouchers. The principal business address of Bellon S.A. is 5 Place de la Joliette, 13002 Marseille, France.

     Information relating to the directors and executive officers of Sodexho and Bellon S.A. is contained in Exhibit A attached hereto and incorporated herein by
                            ---------
reference.

     During the last five years, none of Sodexho, any person controlling Sodexho, nor, to the best of Sodexho's knowledge or belief, any of the persons listed in Exhibit A has, during the past five years, (i) been convicted in a
          ---------
criminal proceeding (excluding traffic violations and similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial

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or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or other Consideration.
         -------------------------------------------------

    Item 3 is hereby amended to add the following information:

    On November 13, 2000, Sodexho received from the Issuer 88,314 shares of Series B Cumulative Preferred Stock (the "Preferred Stock"), nonvoting, by way of dividend.

    On January 2, 2001, Sodexho received from the Issuer 12,786 shares of Preferred Stock, nonvoting, by way of a payment-in-kind dividend paid by the Issuer on such date.

    On February 16, 2001, Sodexho received, by way of transfer from Jean-Pierre Cuny, a senior vice president of Sodexho and former director of the Issuer, options to purchase 4,000 shares of Common Stock. (This number reflects the reverse stock split of the Common Stock which occurred on May 18, 2001.) The options, which were granted to Mr. Cuny in connection with his services as a director of the Issuer, were transferred to Sodexho, without payment to Mr. Cuny, pursuant to a 1996 agreement between Mr. Cuny and Sodexho (further described in Items 5(a) and 6 below).

    On April 2, 2001, Sodexho received from the Issuer 12,007 shares of Preferred Stock, nonvoting, by way of a payment-in-kind dividend paid by the Issuer on such date.


Item 4.  Purpose of Transaction.
         ----------------------

    Item 4 is hereby amended to add the following information:

    Sodexho previously owned a larger percentage of the outstanding Common Stock of the Issuer and, in connection with its ownership of a certain percentage of the outstanding Common Stock, had rights to name a designee for nomination to the Board of Directors of the Issuer. However, as described below in Item 6, Sodexho has irrevocably waived such rights.

    As described below in Item 5, Sodexho may receive from the Issuer, on terms to be negotiated, up to 736,063 additional shares of Common Stock (which shares are currently held by the Issuer in escrow on behalf of Sodexho) in resolution of a dispute between Sodexho and the Issuer concerning the proper U.S. income tax withholding on shares of Preferred Stock issued to Sodexho by way of dividends on September 22, 2000 and November 13, 2000. In addition, in connection with the resignation of Jean-Pierre Cuny from the Board of the Issuer (see Item 6 below), Sodexho may exercise all or a portion of the options that Mr. Cuny received while a director of the Issuer, which options have been transferred by Mr. Cuny to Sodexho pursuant to a 1996 agreement between Sodexho and Mr. Cuny.

    Except with respect to the transactions described in the preceding paragraph (or future dividends payable in Preferred Stock), Sodexho does not intend to acquire any additional shares of Common Stock or other securities of the Issuer, but has made a decision, for reasons solely related to Sodexho's direct business activities, to divest its stock holdings in the Issuer. Sodexho currently holds its shares of Common Stock and Preferred Stock solely for purposes of investment, and does not hold such shares (or any additional securities of the Issuer it may purchase or otherwise receive from the Issuer, as described in the preceding paragraph) with the purpose or effect of influencing the control of the Issuer.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

    Item 5 is hereby amended to add the following information:

    Except as otherwise indicated, the numbers below do not reflect the reverse stock split of the Common Stock which occurred on May 18, 2001.

    (a) On November 13, 2000, Sodexho received 88,314 shares of Preferred Stock, net of U.S. income tax withholding, by way of dividend. These shares, as well as an additional 299,175 shares of Preferred Stock previously received by way of dividend on September 22, 2000, were convertible during a window period beginning on December 7, 2000 and ending on December 20, 2000. The conversion price for the Preferred Stock issued in the November dividend (and for the outstanding Preferred Stock issued in the prior September dividend) became fixed at the end of a 10-day trading period at the close of business on December 6, 2000.

    As of December 7, 2000, Sodexho was the beneficial owner of 25,771,554 shares of Common Stock (approximately 15.3% of the outstanding Common, Stock of the Issuer, based on 159,068,246 shares of Common Stock outstanding as of November 13, 2000, as stated in the Issuer's most recent quarterly report on Form 10-Q). This includes 387,489 shares of Preferred Stock, which shares were convertible into approximately 9,553,038 shares of Common Stock (assuming conversion on December 7, 2000), and options to purchase 80,626 shares of Common Stock (which options were transferred from Jean-Pierre Cuny to Sodexho, as described below in this Item 5(a) and in Item 6). The ownership percentage reported herein assumes, pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, that only Sodexho converted its shares of Preferred Stock and that only Sodexho has exercised outstanding options or warrants to purchase Common Stock.

    Sodexho did not convert any of its shares of Preferred Stock during the conversion period which closed at the end of business on December 20, 2000. Following the close of the conversion period, the shares of Preferred Stock were no longer convertible into shares of Common Stock.

    On December 20, 2000, the final day of the conversion period for all outstanding shares of Preferred Stock, the Issuer converted all of the 292,258 shares of Preferred Stock withheld from Sodexho's dividends into 7,360,634 shares of Common Stock. These shares are currently held by the Issuer in escrow, pending payment of the required tax on the dividends to Sodexho and resolution of the dispute over the amount withheld in the dividends.

    On January 2, 2001, Sodexho received from the Issuer 12,786 shares of Preferred Stock, nonvoting, by way of a payment-in-kind dividend paid by the Issuer on such date. These shares are nonconvertible.

    On February 16, 2001, Sodexho received, by way of transfer from Jean-Pierre Cuny, a senior vice president of Sodexho and former director of the Issuer, options to purchase

40,000 shares of Common Stock. The options, which were granted to Mr. Cuny in connection with this services as a director of the Issuer, were immediately transferred to Sodexho pursuant to a 1996 agreement between Mr. Cuny and Sodexho (further described below in this Item 5(a) and in Item 6). These options are immediately exercisable, at an exercise price of $1.12 per share.

    In March 2001, in light of changes in the outstanding shares of Common Stock resulting from CCA's issuances of Preferred Stock by way of dividends (and the conversion by many stockholders of such Preferred Stock into Common Stock), CCA adjusted the number of shares issuable upon the exercise of, and the exercise price of, all outstanding options granted by CCA prior to January 1, 2001. As a result of this adjustment, Sodexho now holds options to acquire 242,436 shares (rather than 120,626 shares) of Common Stock.

    On April 2, 2001, Sodexho received from the Issuer 12,007 shares of Preferred Stock, nonvoting, by way of a payment-in-kind dividend paid by the Issuer on such date. These shares are nonconvertible.

    On May 18, 2001, the Issuer effected a 1-for-10 reverse stock split of its Common Stock.

    As of the date of the filing of this Statement (and giving effect to the reverse stock split), Sodexho is the beneficial owner of 1,629,970 shares of Common Stock (approximately 6.5% of the outstanding Common Stock of the Issuer, based on 25,165,427 shares of Common Stock outstanding as of April 30, 2001). This includes 24,243 shares of Common Stock issuable upon the exercise of options. (The Common Stock ownership figure does not include additional shares of Common Stock to which Sodexho may be entitled as a result of incorrect withholding on certain dividends, as discussed in the following paragraph.) In addition, Sodexho is the beneficial owner of 412,282 shares of nonvoting Preferred Stock (approximately 11.7% of the outstanding Preferred Stock of the Issuer, based on 3,514,676 shares of Preferred Stock outstanding as of May 10, 2001, as Sodexho has been advised by the Issuer). (The Preferred Stock ownership figure includes the shares of Preferred Stock issued in the payment-in-kind dividends in January and April 2001, referred to above.)

    Sodexho believes that as a result of incorrect withholding on the dividends received on September 22, 2000 and November 13, 2000, it is entitled to receive approximately 222,470 of the shares of Common Stock currently held by the Issuer in escrow (the number of shares of Common Stock resulting from the conversion of shares of Preferred Stock that Sodexho believes were improperly withheld). If Sodexho were to receive such shares of Common Stock, Sodexho would be the beneficial owner of 1,852,440 shares of Common Stock (approximately 7.4% of the outstanding Common Stock of the Issuer). In resolution of the dispute over such withheld shares, Sodexho may receive from the Issuer, on terms to be negotiated, all of the 736,063 shares of Common Stock held in escrow by the Company (the shares resulting from the conversion of all the withheld shares of Preferred Stock). If Sodexho were to receive all of such shares in resolution of such dispute, Sodexho would be the beneficial owner of 2,366,033 shares of Common Stock (approximately 9.4% of the outstanding Common Stock of the Issuer). (The numbers in this paragraph reflect the May 18, 2001 reverse stock split.)

    Jean-Pierre Cuny, a senior vice president of Sodexho and former director of the Issuer, beneficially owns (in the form of options, received in 1994, to purchase shares of Common Stock) 6,590 shares (adjusted in March 2001 from 2,625 shares, as discussed above) of Common Stock (less than 1% of the outstanding Common Stock of the Issuer). Mr. Cuny also holds on behalf of Sodexho options to purchase 24,243 shares of Common Stock. As described in Item 6 below, these latter options, which were received by Mr. Cuny in his capacity as a director of CCA (the "Director Options"), have been assigned to Sodexho pursuant to a 1996 agreement between Mr. Cuny and Sodexho. (The numbers in this paragraph reflect the May 18, 2001 reverse stock split.)

    As the beneficial owner of approximately 40.5% of Sodexho, Bellon S.A. may be deemed to have beneficial ownership of the shares of CCA beneficially owned by Sodexho, and as the beneficial owner (along with members of his family) of approximately 54.9% of Bellon S.A., Pierre Felix Etienne Bellon may also be deemed to have beneficial ownership of such shares of CCA. Except to the extent of their pecuniary interest in such shares, Bellon S.A. and Mr. Bellon disclaim beneficial ownership of such shares of CCA.

    Except as set forth in this Item 5(a), none of Sodexho, any person controlling Sodexho, nor, to the best knowledge or belief of Sodexho, any of the persons named in Exhibit A attached hereto owns beneficially any shares of
                 ---------
Common Stock.

    (b) Sodexho has sole power to vote and sole power to dispose of all the shares of Common Stock (and shares of Preferred Stock) to which this Statement relates.

    Mr. Cuny has sole power to vote and sole power to dispose of all the shares of Common Stock held in his name, with the exception, as described above, of shares of Common Stock issuable upon the exercise of Director Options.

    (c) As described above in Item 3 and Item 5(a), on February 16, 2001, Sodexho received, by way of transfer from Jean-Pierre Cuny (and without payment to Mr. Cuny), options to purchase 4,000 shares of Common Stock. In addition, as described above in Item 3 and Item 5(a), on November 13, 2000, Sodexho received 88,314 shares of Preferred Stock by way of dividend, which shares were convertible into shares of Common Stock during a conversion period that opened on December 7, 2000 and closed on December 20, 2000. Sodexho did not convert any of its shares of Preferred Stock (including shares of Preferred Stock received in a prior dividend) during this conversion period, and the shares of Preferred Stock are no longer convertible into shares of Common Stock.

    Except as described in this Item 5(c) and in Items 3 and 5(a) above, since the filing of Amendment No. 7, neither Sodexho nor any controlling person of Sodexho has engaged in any transactions in the Common Stock of the Issuer and, to the best of Sodexho's knowledge or belief, none of the persons named in Exhibit A has engaged in any transactions in the Common Stock.
---------

    (d) No person other than Sodexho has the right to receive or the power to direct the receipt of any dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Sodexho.

    No person other than Mr. Cuny has the right to receive or the power to direct the receipt of any dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Cuny, with the exception, as described above, of Common Stock issuable upon the exercise of Director Options.

    (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        ------------------------------------------------------------------------
        the Securities of the Fund.
        ---------------------------

    Item 6 is hereby amended to add the following information:

    Pursuant to an agreement, dated November 1, 1996, between Sodexho and Jean-Pierre Cuny (which agreement was confirmed by the parties in a letter agreement dated January 1, 1999, attached hereto as Exhibit B), Mr. Cuny, a senior vice
                                          ---------
president of Sodexho and former director of the Issuer, has assigned to Sodexho all options to purchase Common Stock received by Mr. Cuny in his capacity as a director of CCA in 1995 and thereafter. Mr. Cuny resigned from his position on the Board of CCA on May 21, 2001.

    Effective May 21, 2001, Sodexho irrevocably waived all rights to have a representative serve on the Board of Directors of CCA.

    The foregoing description of the agreement between Sodexho and Mr. Cuny is a summary only and is qualified in its entirety by reference to Exhibit B filed
                                                              ---------
with this Amendment.


Item 7. Material to be Filed as Exhibits.
        --------------------------------

    The following additional exhibits are being filed with this Amendment:

Exhibit A  --             Information Concerning the Directors and Executive
(Filed as Exhibit 99.1)   Officers of Sodexho.

Exhibit B  --             Letter, dated January 1, 1999, between Jean-Pierre
(Filed as Exhibit 99.2)   Cuny and Sodexho.

Exhibit C --              Power of Attorney.
(Filed as Exhibit 99.3)

                                   Signature
                                   ---------


    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  May 22, 2001

SODEXHO ALLIANCE S.A.



By: /s/ Denis Robin
   ------------------------------------------------
   Name:  Denis Robin
   Title: Director of Acquisitions and Developments

                                 EXHIBIT INDEX
                                 -------------



                                                       Page Number In
Exhibit                                                Sequentially
Number       Description                               Numbered Copy
------       -----------                               -------------

99.1         Information Concerning the Directors
             and Executive Officers of Sodexho.

99.2         Letter, dated January 1, 1999, between
             Jean-Pierre Cuny and Sodexho.

99.3         Power of Attorney.